STROOCK & STROOCK & LAVAN LLP

180 MAIDEN LANE

NEW YORK, NEW YORK 10038

November 19, 2010

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Keith A. O’Connell, Esq.

Re:	Cohen & Steers Select Preferred and Income Fund, Inc. (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), on behalf of the Fund, we hereby request the acceleration of the effective date of the Registration Statement on Form 8-A (the “Form 8-A”) of the Fund filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2010 (File No. 001-34894) so that it will become effective simultaneously with the effectiveness of the Fund’s Registration Statement on Form N-2 (File Nos. 333-168898; 811-22455); provided, that prior to such time the Commission has received certification from the New York Stock Exchange pursuant to Section 12(d) of the 1934 Act, that the shares of the Fund’s common stock registered under the Form 8-A has been approved for listing.

The reason for such request is that acceleration appears appropriate, in the public interest and for the protection of investors.

Very truly yours,

/s/ Nicole M. Runyan

Nicole M. Runyan

cc: New York Stock Exchange